UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED

(Translation of registrant’s name into English)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Entry Into a Material Definitive Agreement.

On January 20, 2026, Pinnacle Food AgTech HK Limited, a wholly owned subsidiary of Pinnacle Food Group Limited (the “Company” or the “Registrant”), entered into a research and technology collaboration agreement (the “Agreement”) with Bioboost Synbio Consulting Inc., a biotechnology company based in Vancouver, Canada.

Under the Agreement, the parties will collaborate on the joint development of high-value bioproducts using precision fermentation and synthetic biology, including the development of recombinant human lactoferrin (rhLF). The collaboration also includes technical consulting, ecosystem scouting, and evaluation of strategic opportunities in the fields of agricultural technology, food technology, and biotechnology.

The agreement contemplates an approximately 18-month development period and milestone-based payments in the aggregate amount of approximately $580,000. The collaboration is intended to align with the Company’s strategy to expand capabilities in smart agriculture, biotechnology, and advanced fermentation platforms.

On January 28, 2026, the Company issued a press release announcing the entry into the Agreement. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	PINNACLE FOOD GROUP LIMITED

	By:	/s/ Jiulong You
Jiulong You
Chief Executive Officer

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